Exhibit 1

For immediate release

BioLineRx’s Novel Treatment for Non-Surgical Removal
of Skin Lesions Submitted for CE Mark Registration

- Product expected to reach the market in 2016 -

Tel Aviv, Israel, September 9, 2015 - BioLineRx Ltd. (NASDAQ: BLRX; TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today that its partner, Omega Pharma, now part of Perrigo, has submitted an application for CE Mark designation for BL-5010, a novel treatment for the non-surgical removal of skin lesions.

BL-5010 is a novel product for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Because the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia or bandaging. The product has completed clinical studies for the removal of seborrheic keratosis and other skin lesions with excellent efficacy and cosmetic results, and has received confirmation in Europe for the regulatory pathway classification as a medical device Class 2a.

Dr. Kinneret Savitsky, CEO of BioLineRx, stated: “We are very pleased with the swift development by Omega Pharma of BL-5010 as an OTC solution for the non-surgical removal of benign skin lesions. BL-5010 offers a novel method for removing skin lesions without surgery, anesthesia or significant adverse effects, and we look forward to seeing this innovative product on the market. Assuming successful completion of the CE Mark registration process, we hope to see first sales in Europe of BL-5010 during 2016. We also look forward to the potential expansion of this product to other markets and to non-OTC indications.”

In December 2014, BL-5010 was out-licensed to Omega Pharma for OTC indications in the territory of Europe, Australia and additional selected countries. BioLineRx retains the OTC rights to BL-5010 in the U.S. and the rest of the world, as well as the global rights to non-OTC indications.

About BioLineRx
BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-8040, a cancer therapy platform, which is in the midst of a Phase 2 study for relapsed/refractory acute myeloid leukemia (AML), has recently initiated a Phase 2b study as an AML consolidation treatment, and has successfully completed a Phase 1 study in stem cell mobilization; BL-7010 for celiac disease, which has successfully completed a Phase 1/2 study; and BL-1040 for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Bellerophon BCM (f/k/a Ikaria).

In December 2014, BioLineRx entered into a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates. The companies intend to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept for potential future licensing by Novartis.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s SEC documents, press releases, and events. BioLineRx’s IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning BioLineRx’s future expectations, including specifically those related to the development and commercialization of BL-5010, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2015. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
PCG Advisory
Vivian Cervantes
Investor Relations
212-554-5482
vivian@pcgadvisory.com

or

Tsipi Haitovsky
Public Relations
+972-3-624-0871
tsipihai5@gmail.com